BD 3/22

AB 3/31

06005416

SE[illegible]MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66034

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MILETUS TRADING, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 BROADWAY, 45th FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS, LLP
(Name – *if individual, state last, first, middle name*)

300 MADISON AVENUE (Address) NEW YORK (City) NY (State) 10017 (Zip Code)

PROCESSED
JUN 26 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING RECEIVED
MAR 02 2006
WASH, DC 152 SECTION

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MARY M. ROGERS
NOTARY PUBLIC, STATE OF NEW YORK
No. 01RO6096582
QUALIFIED IN NEW YORK COUNTY
MY COMMISSION EXPIRES JULY 28, 2007

OATH OR AFFIRMATION

I, ROGER J. INSLEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MILETUS TRADING, LLC, as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARY M. ROGERS
NOTARY PUBLIC, STATE OF NEW YORK
No. 01RO6096582
QUALIFIED IN NEW YORK COUNTY
MY COMMISSION EXPIRES JULY 26, 2007

Miletus Trading, LLC

(A Delaware Limited Liability Company)
Financial Statements and
Supplementary Schedules Pursuant
To SEC Rule 17a-5
December 31, 2005

Miletus Trading, LLC
Index
December 31, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Members of Miletus Trading, LLC
(A Delaware Limited Liability Company)

In our opinion, the accompanying statement of financial condition and the related statements of income, of changes in members' capital and of cash flows present fairly, in all material respects, the financial position of Miletus Trading, LLC (the "Company") at December 31, 2005, and the results of its operations, the changes in its members' capital and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

March 1, 2006

Miletus Trading, LLC
Statement of Financial Condition
December 31, 2005

Assets	
Cash and cash equivalents	$ 1,693,974
Receivable from broker-dealers	2,497,609
Deferred tax asset	78,782
Taxes receivable	60,851
Other assets	10,157
Total assets	$ 4,341,373
Liabilities and members' capital	
Employee compensation and benefits payable	$ 1,790,000
Deferred research service liabilities	243,240
Payable to affiliate	25,788
Accrued expenses and other liabilities	176,800
Total liabilities	2,235,828
Members' capital	
Managing member	2,105,634
Non-managing members	(89)
Total members' capital	2,105,545
Total liabilities and members' capital	$ 4,341,373

The accompanying notes are an integral part of these financial statements.

Miletus Trading, LLC
Statement of Income
For the Year Ended December 31, 2005

Income	
Commissions	$ 10,917,981
Interest and dividend income	109,063
Total income	11,027,044
Expenses	
Employee compensation and benefits	4,895,894
Clearance, floor brokerage and execution fees	3,799,034
Service charge from affiliate	1,095,456
Marketing expenses	386,344
Office expenses	356,988
Travel and entertainment	225,930
Professional fees	210,915
Interest expense	19,231
Other expenses	17,475
Total expenses	11,007,267
Income before provision for unincorporated business tax	19,777
Provision for unincorporated business taxes (net of deferred tax benefit of $46,977)	(2,292)
Net Income	**$ 17,485**

The accompanying notes are an integral part of these financial statements.

Miletus Trading, LLC
Statement of Changes in Members' Capital
For the Year Ended December 31, 2005

	Managing Member	Non-Managing Members	Total
Members' capital at beginning of year	$ 2,318,718	$ 59,342	$ 2,378,060
Transfer of capital	19,781	(19,781)	-
Capital withdrawals	(250,000)	(40,000)	(290,000)
Net income	17,135	350	17,485
Members' capital at end of year	$ 2,105,634	$ (89)	$ 2,105,545

The accompanying notes are an integral part of these financial statements.

Miletus Trading, LLC
Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2005

Subordinated borrowings at beginning of year	$	150,000
Repayment		(150,000)
Subordinated borrowings at end of year	$	-

The accompanying notes are an integral part of these financial statements.

Miletus Trading, LLC
Statement of Cash Flows
For the Year Ended December 31, 2005

Cash flows from operating activities	
Net income	$ 17,485
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in receivable from broker-dealers	(917,068)
Increase in deferred research liabilities	324,832
Increase in deferred tax asset	(47,225)
Increase in payable to an affiliate	31,062
Increase in other assets	(3,098)
Increase in employee compensation and benefits payable	783,000
Increase in accrued expenses and other liabilities	41,733
Decrease in current taxes payable	(171,851)
Net cash provided by operating activities	58,870
Cash flows from financing activities	
Capital withdrawals by Members	(290,000)
Prepayment of subordinated borrowings	(150,000)
Net cash used by financing activities	(440,000)
Net decrease in cash and cash equivalents	(381,130)
Cash and cash equivalents	
Beginning of year	2,075,104
End of year	$ 1,693,974
Supplemental disclosure:	
Interest paid	$ 19,231
Taxes paid	$ 110,368

The accompanying notes are an integral part of these financial statements.

Miletus Trading, LLC
Notes to Financial Statements
December 31, 2005

1. Organization

Miletus Trading, LLC, a limited liability company (the "Company"), was organized on January 1, 2003 in the State of Delaware and commenced operations on December 19, 2003. The Company operates according to a Limited Liability Company Agreement (the "Agreement") between Marek Fludzinski, the Managing Member, and other Members of the Company.

The Company is a registered broker dealer in securities under the Securities Act of 1934, and a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company was granted membership in NASD on December 18, 2003. The Company provides algorithmic trading and associated services to institutional clients.

2. Summary of Significant Accounting Policies

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Cash and cash equivalents
Cash and cash equivalents include amounts held in demand deposit and interest bearing accounts. The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Commissions
Securities transactions, commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur. A portion of the Company's revenue consists of commission income related to research and investment services provided. It is the Company's policy to match the cost of such services with the related commission income. The Company estimates the cost of such services based upon agreed upon ratios and measures the collectibility of deferred service charges based upon experience.

Income taxes
The Company is not subject to federal, state or local income taxes; such taxes are the responsibility of the individual members. As a result, no provision for such income taxes has been made in the financial statements.

The Company is subject to New York City unincorporated business tax which has been provided for in the accompanying financial statements. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The deferred tax asset arises primarily from temporary differences in payments of commission income and employee bonuses.

Net Deferred taxes receivable at December 31, 2005 is comprised as follows:

Deferred tax asset	$	88,402
Deferred tax liablity		(9,620)
Net deferred tax asset	$	78,782

Guarantees and indemnification

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that arise from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2005, the Company has recorded no liabilities with regard to this right.

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based upon experience, the Company expects the risk of loss to be remote.

Deferred compensation plan

On January 1, 2005 the Company established a deferred compensation plan (the "Plan") for the purpose of providing deferred compensation benefits for a select group of management or highly compensated employees of the Company. It is intended that the Plan constitute an unfunded "top hat plan" for purposes of the Employee Retirement Income Security Act of 1974, as amended. Pursuant to the Plan one or more deferred compensation accounts will be established for each participant, as determined by the committee designated by the managing member. The amounts of compensation or awards deferred with respect to each deferred compensation account will be credited to such account and shall be deemed invested in a hypothetical investment as of the date of deferral. The agreements with each of the participants under the Plan for the amount of compensation or award being deferred also prescribes a vesting period (generally a two year period) for the compensation or the award. If the participant terminates his or her employment with the Company (including its affiliates) prior to expiry of the vesting period, the entire amount of compensation or award is forfeited to the Company.

The amount of compensation or awards deferred with respect to each deferred compensation account is recorded as employee compensation and benefits expense ratably over the vesting period of the related compensation or award being deferred.

For the year ended December 31, 2005, the Company credited $250,000 as deferred compensation for certain employees of the Company pursuant to the Plan and recorded $155,000 as expense relating to compensation deferred for the year. At December 31, 2005, an aggregate of $155,000 was

accrued under the Plan which is included in employee compensation and benefits payable in the Statement of Financial Condition. Employee compensation and benefits expense for the year ended December 31, 2005 has been reduced by $250,000 for a change in estimated bonuses from 2004.

3. Members' Capital

Allocation of net profits and net losses

The Company's net profit and net loss is allocated for each financial year to Members pro rata in accordance with their respective interests. Pursuant to the Agreement, the percentage interests of the Managing and Non-managing Members are 98% and 2% respectively.

No Member will be personally liable for any debts, liabilities or obligations of the Company, except as may otherwise be provided by law.

Distributions

Distributions are made to Members as requested.

4. Receivable from broker-dealers

The Company clears all of its riskless principal trading and customer transactions through another broker-dealer on a fully disclosed basis. The amount receivable from broker-dealers includes receivables from the clearing broker relating to these transactions, as well as commissions receivable from other broker-dealers.

5. Related Party Transactions

Further to authorization received from NASD, the Company prepaid a subordinated loan of $150,000 from an affiliated entity in its entirety on January 31, 2005.

The Company has entered into an Administrative Services Agreement with an affiliate, under which the latter agreed to provide all administrative and support services to the Company, including but not limited to bookkeeping, payroll, use of office space and other utilities. The service charge from affiliate of $1,095,456 reported in the Statement of Income includes the cost of $20,000 per month under the Agreement, plus all charges incurred solely for the benefit of the Company, which have been passed on dollar for dollar. The latter includes certain employee benefits, market data agreements and depreciation on capitalized software development costs.

During the year ended December 31, 2005, approximately 42% of total commission income earned by the Company was generated by trades placed by investment fund companies managed by an affiliated investment management company.

6. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule, Rule 15c3-1 under the Securities Act of 1934, which requires the maintenance of minimum net capital.

At December 31, 2005 the Company had net capital of $1,898,268, which was in excess of the required net capital by $1,749,213.

The Company is exempt from the provision of Rule 15c3-3 under subparagraph (k)(2)(ii). All transactions are cleared through another broker-dealer on a fully disclosed basis.

7. Credit, Market and Other Risks

The Company is exposed to credit risk from its customer's securities transactions during the period between the transaction date and the settlement date. This period is generally three business days in the US equities markets. In addition, the Company may have credit exposure that extends beyond the settlement date in the case of a party that does not settle in a timely manner by failing either to make payment or to deliver securities.

The Company is subject to operational, technological and settlement risks. These include the risk of potential financial loss attributable to operational factors such as untimely or inaccurate trade execution, clearance or settlement or the inability to process large volumes or transactions. The Company is also subject to loss attributable to technological limitations or computer failures that may constrain the Company's ability to gather, process and communicate information efficiently, securely and without interruption.

The Company's cash and cash equivalents and money market deposits are on deposit with two financial institutions.

8. Subsequent Events

Subsequent to the year end the Company has established an Equity Appreciation Rights Plan. Rights awarded to employees under the Plan, which vest ratably over 4 years, appreciate in line with a valuation of the Company set by the Committee appointed to oversee the Plan. Rights, which convert into a cash value on vesting, will automatically fully vest on a change in control of the Company.

9. Contingencies

The NASD has informed the Company that it has made a preliminary determination that the Company has violated certain NASD rules. The Company could be subject to monetary fines and a variety of sanctions. The ultimate outcome cannot be predicted and the impact on the Company is not estimable. Therefore, no accrual for such fines has been made in these financial statements. The resolution of this matter could have a material adverse effect on the financial position and results of operations of the Company.

Miletus Trading, LLC
Computation Of Net Capital for Broker-Dealers
Pursuant to SEC Rule 15c3-1 under the Securities Exchange Act of 1934
December 31, 2005 — Supplementary Schedule I

Net Capital	
Total members' equity	$ 2,105,545
Add: Subordinated borrowings allowable in computation of net capital	-
Total capital and allowable subordinated borrowings	2,105,545
Less: Deductions and or charges	
Excess deductible on fidelity bond	5,000
Nonallowable assets	
Receivable from broker-dealers	19,208
Taxes receivable	60,851
Deferred tax asset	78,782
Other assets	10,157
Total deductions and or charges	173,998
Net capital before haircuts on securities positions	1,931,547
Haircuts	33,279
Net capital	$ 1,898,268
Aggregate Indebtedness	
Items included in statement of financial condition	
Employee compensation and benefits payable	$ 1,790,000
Accrued expenses and other liabilities	176,800
Payable to an affiliate	25,788
Deferred research service liabilities	243,240
Total aggregate indebtedness	$ 2,235,828
Minimum net capital requirement	149,055
Excess net capital	$ 1,749,213

There are no material differences between the above computation and the computation included in the Company's unaudited FOCUS Report as of December 31, 2005 previously filed.

Miletus Trading, LLC
Computation for Determination of Reserve Requirements For Broker-Dealers Pursuant to SEC Rule 15c3-3
December 31, 2005 **Supplementary Schedule II**

The Company is exempt from the provision of Rule 15c3-3 under subparagraph (k)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 4000
Facsimile (813) 286 6000

To the Members of Miletus Trading, LLC
(A Delaware Limited Liability Company)

In planning and performing our audit of the financial statements and supplemental schedules of Miletus Trading, LLC (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. During our audit we identified the following material weakness. As of December 31, 2005, the Company did not maintain effective controls over the valuation and completeness of accrued liabilities and related expenses. Specifically the Company failed to record certain expenses including but not limited to clearance, floor brokerage and execution fees, in the correct accounting period. This control deficiency resulted in audit adjustments to the Company's 2005 financial statements. In addition, this control deficiency could result in a misstatement of the accrued liabilities and related expenses that would result in a material misstatement of the Company's financial statements. Accordingly, we have concluded this control deficiency constitutes a material weakness.

This control deficiency was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2005, and this report does not affect our report thereon dated March 1, 2006.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
New York, New York
March 1, 2006